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SEC FILE NUMBER
8-15775

02053922

SECURITI... ...MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2001 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BODELL OVERCASH ANDERSON & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE FENTON BUILDING
(No. and Street)

JAMESTOWN	NEW YORK	14702
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL R. OVERCASH — (716) 484 7141 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KANE & SABO CPA'S P.C.
(Name — *if individual, state last, first, middle name*)

5225 SHERIDAN DRIVE	WILLIAMSVILLE	NEW YORK	14221
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
DEC 03 2002
THOMSON FINANCIAL

RECEIVED NOV 2 ... 2002 — SEC MAIL PROCESSING SECTION — WASH. DC 187

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANIEL R. OVERCASH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BODELL OVERCASH ANDERSON & CO., INC., as of SEPTEMBER 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Daniel R Overcash
Signature

CEO
Title

Marcia A. Town
Notary Public

MARCIA A. TOWN, Commissioner of Deeds
in and for the City of Jamestown, NY
My Commission Expires November 14, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

<u>BODELL OVERCASH ANDERSON & CO., INC.</u>

(SEC. I.D. NO. 8-05148)
Statement of Financial Condition
as of September 30, 2002
and Independent Auditors' Report and
Supplemental Report on Internal Control Structure

* *

Filed in accordance with Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

Kane & Sabo Certified Public Accountants, P.C.

Mark S. Kane, CPA
James J. Sabo, CPA

INDEPENDENT AUDITORS' REPORT

The Shareholders
Bodell Overcash Anderson & Co., Inc.:

We have audited the statement of financial condition of Bodell Overcash Anderson & Co., Inc. as of September 30, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement presents fairly, in all material respects, the financial condition of Bodell Overcash Anderson & Co., Inc. at September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Kane & Sabo

October 10, 2002

5225 Sheridan Drive • Williamsville, New York 14221 • Tel: (716) 633-7022 • Fax (716) 632-0522
12 Madison Street • Wellsville, New York 14895 • Tel: (716) 593-5011 • Fax (716) 593-3295
E-mail: info@kanesabocpas.com

BODELL OVERCASH ANDERSON & CO., INC.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2002

ASSETS		
Cash	$	74,307
Cash - special account for the benefit of customers		4,263
Advances to employees		10,614
Commissions receivable		13,829
Prepaid expenses		6,107
Note receivable, employee		5,233
Deposit with clearing organization		10,000
Investments		3,253
Equipment and improvements, at cost, less accumulated depreciation of $83,507		25,487
TOTAL ASSETS		153,093
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Accounts payable		11,248
Accrued expenses		17,816
Total liabilities		29,064
SHAREHOLDERS' EQUITY		
Common stock - no par value; authorized 200 shares, issued 91 shares, of which 15 shares are held as treasury stock		43,500
Additional paid-in capital		3,436
Retained earnings		77,093
Total shareholders' equity		124,029
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	153,093

See notes to the financial statements.

BODELL OVERCASH ANDERSON & CO., INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - Bodell Overcash Anderson & Co., Inc. was a self clearing broker and dealer in securities through December 31, 1993. On January 1, 1994 the Company became a fully disclosed broker and dealer in securities clearing all trades, with the exception of mutual funds, through First Southwest Company. The Company was founded in Jamestown, New York in 1970 with offices in Jamestown, Fredonia, and Lockport, New York.

Segregated Cash - Cash is segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Customers' Securities Transactions - Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Equipment and Improvements - Equipment and improvements are carried at cost. Depreciation is computed using the straight-line method over the estimated service lives of the property. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. CASH SEGREGATED UNDER FEDERAL REGULATIONS

Cash of $4,263 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

3. NOTE RECEIVABLE - EMPLOYEE

The Company entered into a unsecured loan agreement with an employee for a total of $7,000 payable in sixty monthly installments of $143 including interest at 6% per annum. The outstanding balance at September 30, 2002 was $5,653.

4. **PROFIT SHARING PLAN**

The Company has a qualified, noncontributory profit sharing plan for eligible employees of the Company. The Company's contribution to the plan, as determined by the Board of Directors on a yearly basis, is discretionary but may not exceed 15% of the annual compensation paid to all participating employees. The Company's contribution to the profit sharing plan for the year ended September 30, 2002 was $ 0.

5. **NET CAPITAL PROVISIONS**

Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such rule. Net capital and the related ratio of aggregate indebtedness to net capital (both as defined) may fluctuate on a daily basis. At September 30, 2002 the Company had net capital and net capital requirements of approximately $73,311 and $50,000, respectively. The Company's net capital ratio of aggregate indebtedness to net capital which may not exceed 15 to 1 under Rule 15-c3-1 was to .40 to 1.00 at September 30, 2002.

6. **INCOME TAXES**

Income taxes consisted of the following:

Provision for Federal Income Tax	$ 58
Provision for NYS Franchise Tax	775
	$ 833

7. **LEASE COMMITMENT**

The Company leases its Jamestown office on a month to month basis at $1,050 per month.

On April 1, 2000 the Company entered into an operating lease agreement for its Fredonia office. The annual rental for the lease is $6,000 and the lease is to expire on March 31, 2003.

On November 1, 2000 the Company entered into an operating lease agreement for its Lockport office. The annual rental for the lease is $11,880 and the lease expired September 30, 2002.

Kane
& Sabo *Certified Public Accountants, P.C.*

Mark S. Kane, CPA
James J. Sabo, CPA

Bodell Overcash Anderson & Co., Inc.
One Fenton Building
Jamestown, New York

Dear Sirs:

In planning and performing our audit of the financial statements of Bodell Overcash Anderson & Co., Inc. (the "Company") for the year ended September 30, 2002, we considered its internal control structure including the procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) ;(2) in complying with the requirements for prompt payment for mutual fund securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

5225 Sheridan Drive • Williamsville, New York 14221 • Tel: (716) 633-7022 • Fax (716) 632-0522
12 Madison Street • Wellsville, New York 14895 • Tel: (716) 593-5011 • Fax (716) 593-3295
E-mail: info@kanesabocpas.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and should not be used for any other purpose.

October 10, 2002